SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(AMENDMENT NO. 14)

AMPAL-AMERICAN ISRAEL CORPORATION
____________________________
(Name of Issuer)

Class A Stock, par value $1.00 per share
____________________________
(Title of Class of Securities)

032015-10-9
____________________________
(CUSIP Number of Class of Securities)

Kenneth L. Henderson, Esq.
Robinson Silverman Pearce Aronsohn ;amp Berman LLP
1290 Avenue of the Americas
New York, New York, 10104
Tel. No.: (212) 541-2000
____________________________
(Name, Address and Telephone Number of Person
Authorized to Recieve Notices and Communications)

February 26, 2002
____________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( ).

Check the following box if a fee is being paid with this Statement: ( )

CUSIP NO. 032015-10-9
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Rebar Financial Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*
     AF
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              11,115,112
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           11,115,112
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,115,112
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]                                                                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

     This statement constitutes Amendment No. 14 to the Statement on Schedule
13D (the "Schedule 13D") filed with the Securities and Exchange Commission by
Rebar Financial Corp., a British Virgin Islands corporation with a principal place of business and principal office located at Wickhams Cay, Road Town,
Tortola, British Virgin Islands ("Rebar"), in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel
Corporation, a New York corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the
Schedule 13D.

Item 4.  Purpose of the Transaction.

     On February 26, 2002, Rebar entered into a Stock Purchase Agreement (the
"Agreement") with Y.M. Noy Investments Ltd. (the "Purchaser"), pursuant to which
Rebar agreed to sell its ownership interest in the Issuer to the Purchaser for a purchase price of $7.46013 per share, or $82,920,175.84 (plus, if applicable, the Interest Factor (as defined in the Agreement)). The sale and purchase of the
11,115,112 shares of Class A Stock pursuant to the Agreement is subject to the satisfaction and waiver of certain conditions, including the filing by the
Purchaser with, and the approval from, the Israeli Ministry of Communications and certain other conditions that are customary in transactions similar to those contemplated by the Agreement.

     (b), (c) Pursuant to Section 6.3 of the Agreement, Rebar has agreed to use its reasonable best efforts to cause the Issuer to not, and Rebar shall not vote for, consent or approve the taking of actions by the Issuer, in each case without the prior written consent of the Purchaser, to: (i) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material, individually or in the aggregate, to the Issuer and its subsidiaries, taken as whole, except for any such transaction in which the investment by the Issuer does not exceed U.S.
$1,000,000 and (ii) except as expressly permitted by the Agreement, sell, lease, license or otherwise dispose of any of its assets that are material, individually or in the aggregate, to Ampal and its subsidiaries, taken as whole.

     (d) Pursuant to Section 6.6 of the Agreement, within ten (10) business days following the execution of the Agreement, Rebar shall use its reasonable best efforts to (i) cause the Issuer to increase the size of its board of directors by two persons and (ii) cause the two persons designated in writing by the
Purchaser and listed on Schedule 6.6(a) to the Agreement to be nominated and designated as members of the board of directors of the Issuer to fill such vacancies. In addition, Section 6.6 of Agreement provides that at the written request of the Purchaser (which request shall be given no later than 20 calendar days prior to the Closing (as defined in the Agreement)), Rebar shall use its best efforts either (i) to cause the persons designated by the Purchaser to resign as directors of the Issuer on the Closing or (ii) cause such persons as may be designated by the Purchaser to resign as directors of the Issuer and cause such persons as may be designated in good faith by the Purchaser to be nominated and designated as members of the board of directors of the Issuer on or immediately prior to the Closing Date (as defined in the Agreement) such that, as a result of such resignations and designations the persons designated by the Purchaser to be members of the board of directors of the Issuer constitute a majority of the board of directors of the Issuer.

     (e) Pursuant to Section 6.3 of the Agreement, Rebar has agreed to use its reasonable best efforts to cause the Issuer to not, and Rebar shall not vote for, consent or approve the taking of actions by the Issuer, in each case without the prior written consent of the Purchaser to declare or pay any dividend or make any other distribution to its shareholders whether or not upon or in respect of any shares of its capital stock, except that (i) dividends and distributions may continue to be paid by the subsidiaries of the Issuer to the
Issuer or other subsidiaries of the Issuer and (ii) regular dividends may be declared and paid on any shares of preferred stock outstanding on the date hereof in the ordinary course of business consistent with past practices.

     The Agreement is incorporated herein by reference to Exhibit 1 to Amendment
No. 1 to the Schedule 13D filed by the Purchaser on February 27, 2002 and the description of the Agreement in this Item 4 is qualified in its entirety by reference to the full text thereof.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

     Based on 19,220,907 shares of Class A Stock of the Issuer outstanding as of
October 31, 2001 as set forth in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, Rebar holds approximately 58% of the issued and outstanding Class A Stock of the Issuer.

Item 7.     Materials to be filed as Exhibits.

     1. Stock Purchase Agreement, dated as of February 26, 2002, between Rebar
Financial Corp. and Y.M. Noy Investments Ltd. (Incorporated by reference to
Exhibit 1 to Amendment No. 1 to the Schedule 13D filed by Y.M. Noy Investments
Ltd. on February 27, 2002.)

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     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             REBAR FINANCIAL CORP.

                                             By:/s/  Daniel Steinmetz
                                                ---------------------
                                             Name:   Daniel Steinmetz
                                             Title:  Vice President

Dated: February 27, 2002

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